Exhibit 99.1

        FACTORS TO CONSIDER IN CONNECTION WITH FORWARD LOOKING STATEMENTS

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future. We do not have a current source of product revenue and may never be profitable.

      We are a development stage company and since our inception, our source of working capital has been public and private sales of our stock. We incurred a net loss of approximately $2,295,000 for the year ended July 31, 2001 and approximately $1,868,000 for the nine months ended April 30, 2002. We have continued to incur losses since April 2002. In addition, we had working capital deficit of approximately $831,000 as of July 31, 2001 and approximately $1,480,000 as of April 30, 2002, and an accumulated deficit of approximately $60,839,000 as of April 30, 2002.

      We expect to continue to incur substantial operating losses in the future. Our profitability will depend on our ability to develop, obtain regulatory approvals for, and effectively market ONCONASE(R). The FDA has not, and may not, approve ONCONASE(R). We do not know if, or when, we will:

o     complete our product development efforts,

o     show that our products are safe and effective in clinical trials,

o     submit an NDA for any of our product candidates,

o     receive regulatory approval for any of our product candidates, or

o sell sufficient approved products to generate enough revenue to enable us to earn a profit.

      We will seek to generate revenue through licensing, marketing and development arrangements prior to receiving revenue from the sale of our products, but we may not be able to successfully consummate any licensing, marketing or development arrangements. We, therefore, are unable to predict the extent of any future losses or the time required to achieve profitability, if at all.

We may not be able to utilize all of our net operating loss carryforwards.

      At July 31, 2001, we had federal net operating loss carryforwards of approximately $40,185,000 that expire from 2002 to 2021. We also had investment tax credit carryforwards of approximately $18,000 and research and experimentation tax credit carryforwards of approximately $913,000 that expire from 2002 to 2021. New Jersey has enacted legislature permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits, or tax benefits. In December 1999, we realized net proceeds of $756,000 from the sale of our allocated tax benefits. In December 2000, we realized net proceeds of an additional $451,000 from the sale of our allocated tax benefits. In December 2001, we realized net proceeds of an additional $354,000 from the sale of our allocated tax benefits. We will attempt to sell our remaining approximately $1,051,000 net operating loss carryforwards between July 1, 2002 and June 30, 2003, but, as there is a limited market for these types of sales, we cannot predict whether we will be successful.

We need additional financing immediately to continue operations and this financing may not be available on acceptable terms, if it is available at all.

      We need financing immediately in order to continue operations, including completion of our current clinical trials and filing an NDA. As a result of our continuing losses and lack of capital, the report of our independent auditors on our July 31, 2001 financial statements included an explanatory paragraph which states that our recurring losses, working capital deficit and limited liquid resources raise


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substantial doubt about our ability to continue as a going concern. Our financial statements at July 31, 2001 and April 30, 2002 do not include any adjustments that might result from the outcome of this uncertainty. If the results of the continuation of our current clinical trial does not indicate the efficacy and safety of ONCONASE(R) for malignant mesothelioma, our ability to raise additional capital will be adversely affected. Even if an NDA is filed, we will need additional financing to complete the approval process. As we have no liquid resources and significant liabilities, we need to raise additional capital in order to remain in operation. We believe our current operating levels require $160,000 of cash per month. We do not presently maintain the cash balance needed to fund our operations. In the near term, we expect to seek additional capital financing through the sales of equity in private placements but cannot be sure that we will be able to raise capital on favorable terms or at all. In addition, we expect some funds to be available through loans from our Chief Executive Officer, although no such loans are required to be made. We will need additional financing to fund our operations once these sources if received, are exhausted. We cannot be sure these funds will be received; however, if the funds are received they will assist us in satisfying our liquidity needs.

Our clinical trials could take longer to complete and cost more than we expect.

      We are currently continuing our Phase III clinical trial of ONCONASE(R) for the treatment of malignant mesothelioma. The rate of completion of our clinical trial depends upon many factors, including the rate of enrollment of patients for the second part of the Phase III trial. Patient enrollment of the second part of the trial began in April 1999 and is expected to be completed December 2002. Because of the small patient population available for this trial, the rate of enrollment has been slower than anticipated. If we are unable to accrue sufficient additional patients in our trial during the appropriate period, we may need to delay the submission of an FDA filing and will likely incur significant additional costs. In addition, the FDA or institutional review boards may require us to delay, restrict, or discontinue our clinical trial in the event of unacceptable toxicity caused by the treatment.

      All statutes and regulations governing the conduct of clinical trials are subject to change by various regulatory agencies, including the FDA, in the future, which could affect the cost and duration of our clinical trials. Any unanticipated costs or delays in our clinical studies would delay our ability to generate product revenues and to raise additional capital and could cause us to be unable to fund the completion of the studies.

If the results of larger scale clinical trials do not show the same promising results as earlier trials, we will have to abandon the failed product candidate after the expenditure of significant additional funds.

      During the course of our research and development, we may find that products that initially appeared promising no longer appear promising in larger-scale Phase III clinical trials. Like many companies in the pharmaceutical and biotechnology industries, we have experienced negative results in clinical trials after experiencing promising results in earlier trials. For example, in July 1998, we discontinued two Phase III clinical trials testing ONCONASE(R) with tamoxifen as a treatment for pancreatic cancer due to competitive pressures and our ability to accrue qualified patients in the clinical trial. If, in the future, we experience negative results in our current Phase III clinical trial or we have difficulty completing the trial, we may have to curtail, redirect or eliminate our product development programs or spend additional monies to complete more studies.

If we fail to obtain the necessary regulatory approvals, we will not be allowed to commercialize our drugs and will not generate product revenues.

      We intend to file an NDA for ONCONASE(R) as a treatment for malignant mesothelioma if the data from current clinical trials support its efficacy. Obtaining FDA approval can take a substantial


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period of time and requires the expenditure of substantial resources for research and development and testing.

      Even if we receive regulatory approval, such approval may involve limitations on the indicated uses for which we may market our products. Further, even after approval, discovery of previously unknown problems could result in additional restrictions, including withdrawal of our products. In foreign jurisdictions, we must receive marketing authorizations from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. If we fail to achieve regulatory approval or foreign marketing authorizations of our first product candidate we will not have a saleable product or product revenues for quite some time, if at all, and may not be able to continue operations.

We are and will be dependent upon third parties for manufacturing, and will be dependent on third parties for marketing, our products. If these third parties do not devote sufficient time and resources to our products our revenues and profits may be adversely affected.

      We do not have the facilities or expertise to manufacture or market our products. We presently rely on third parties to perform certain of the manufacturing processes for the production of ONCONASE(R) for use in clinical trials. We intend to rely on third parties to manufacture and market our products if they are approved for sale by the appropriate regulatory agencies and are commercialized. Third party manufacturers may not be able to meet our needs with respect to the timing, quantity or quality of our products or to supply products on acceptable terms.

Our product candidates may not be accepted by the market.

      Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance, which means we would not receive significant revenues from these products. Approval by the FDA does not necessarily mean that the medical community will be convinced of the relative safety, efficacy and cost-effectiveness of our products as compared to other products. In addition, third party reimbursers such as insurance companies and HMOs may be reluctant to reimburse expenses relating to our products.

We depend upon key personnel and may not be able to retain these employees or recruit qualified replacement or additional personnel, which would harm our business.

      Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and management employees. There is intense competition for qualified personnel in the pharmaceutical field. Therefore the loss of key scientific, technical or management personnel, particularly Kuslima Shogen, our Chairman and Chief Executive Officer, would most likely delay our clinical trials, the commercialization of our products and the potential revenue from product sales. We carry key person life insurance on the life of Ms. Shogen with a face value of $1,000,000, but this amount may not be sufficient to cover our losses from any of these delays.

Our proprietary technology and patents may offer only limited protection against infringement and the development by our competitors of competitive products.

      We currently own nine U.S. patents, four European patents and one Japanese patent. We also have patent applications that are pending in the United States, Europe and Japan, and an undivided interest in two patent applications that are pending in the United States. The scope of protection afforded by patents for biotechnological inventions can be uncertain, and such uncertainty may apply to our patents


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as well. Therefore, our patents may not give us competitive advantages or afford us adequate protection from competing products. Furthermore, others may independently develop products that are similar to our products, and may design around the claims of our patents.

      Patent litigation and intellectual property litigation are expensive. If we were to become involved in litigation, due to our limited capital resources and negative cash flow, we might not have the funds or other resources necessary to carry on the litigation in an effective manner. This may prevent us from protecting our patents or defending against claims of infringement.

Developments by competitors may render our products obsolete or non-competitive.

      Currently, there are no approved systemic treatments for malignant mesothelioma. To our knowledge, no other company is developing a product with the same mechanism of action as ONCONASE(R). Several companies, universities, research teams and scientists are developing products to treat the same medical conditions our products are intended to treat. These competitors include Eli Lilly and Sugen, which are developing drugs for the treatment of malignant mesothelioma. Some of our competitors, including Eli Lilly, are more experienced and have greater clinical, marketing and regulatory capabilities and managerial and financial resources than we do. This may enable them to develop products to treat the same medical conditions our products are intended to treat before we are able to complete the development of our competing product.

      Our business is very competitive and involves rapid changes in the technologies involved in developing new drugs. If others experience rapid technological development, our products may become obsolete before we are able to recover expenses incurred in developing our products. We will probably face new competitors as new technologies develop. Our success depends on our ability to remain competitive in the development of new drugs. We may not be able to compete successfully.

We may be sued for product liability.

      The use of our products by humans during testing of those products or after regulatory approval entails a risk of adverse effects which could expose us to product liability claims. We maintain product liability insurance in the amount of $3,000,000 for claims arising from the use of our products in U.S. clinical trials prior to FDA approval. Additionally, we also maintain product liability insurance in Europe in the amount of DM20,000,000. This insurance covers specifically Germany and Italy as well as additional European countries as the need arises. We may not be able maintain our existing insurance coverage or obtain coverage for the use of our products in the future. While we believe that we maintain adequate insurance coverage, our current insurance coverage and our financial resources may not be sufficient to pay any liability arising from a product liability claim.

Our stock is thinly traded and you may not be able to sell our stock when you want to do so.

      There has been no established trading market for our common stock since the stock was delisted from Nasdaq in April 1999. Since then our common stock has been quoted on the OTC Bulletin Board, and is currently thinly traded. From December 2000 through May 2002, the weekly trading volume was as low as 4,160 shares per week and only as high as 309,100 shares for any week in such period. You may be unable to sell our common stock when you want to do so if the trading market continues to be limited.


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The price of our common stock has been, and may continue to be, volatile.

      The market price of our common stock, like that of the securities of many other development stage biotechnology companies, has fluctuated over a wide range and it is likely that the price of our common stock will fluctuate in the future. Over the past three fiscal years, the sale price for our common stock, as reported by Nasdaq and the OTC Bulletin Board has fluctuated from a low of $0.19 to a high of $3.88. The market price of our common stock could be impacted by a variety of factors, including:

o announcements of technological innovations or new commercial products by us or our competitors,

o disclosure of the results of pre-clinical testing and clinical trials by us or our competitors,

o     disclosure of the results of regulatory proceedings,

o     changes in government regulation,

o developments in the patents or other proprietary rights owned or licensed by us or our competitors,

o public concern as to the safety and efficacy of products developed by us or others,

o     litigation, and

o     general market conditions in our industry.

      In addition, the stock market continues to experience extreme price and volume fluctuations. These fluctuations have especially affected the market price of many biotechnology companies. Such fluctuations have often been unrelated to the operating performance of these companies. Nonetheless, these broad market fluctuations may negatively affect the market price of our common stock.

Our charter documents and Delaware law may discourage a takeover of our company.

      We are currently authorized to issue 1,000,000 shares of preferred stock. Our Board of Directors is authorized, without any approval of the stockholders, to issue the preferred stock and determine the terms of the preferred stock. There are no shares of preferred stock currently outstanding. The authorized shares of preferred stock will remain available for general corporate purposes, may be privately placed and can be used to make a change in control of our company more difficult. Under certain circumstances, our Board of Directors could create impediments to or frustrate persons seeking to effect a takeover or transfer in control of our company by causing shares of preferred stock to be issued to a stockholder who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of our company and its stockholders, but in which unaffiliated stockholders may wish to participate. Furthermore, the existence of authorized shares of preferred stock might have the effect of discouraging any attempt by a person, through the acquisition of a substantial number of shares of common stock, to acquire control of our company. Accordingly, the accomplishment of a tender offer may be more difficult. This may be beneficial to management in a hostile tender offer, but have an adverse impact on stockholders who may want to participate in the tender offer. Consequently, the Board of Directors, without further stockholder approval, could issue authorized shares of preferred stock with rights that could adversely affect the rights of the holders of our common stock to a stockholder which, when voted together with other securities held by members of the Board of Directors and the executive officers and their families, could prevent the majority stockholder vote required by our certificate of incorporation or Delaware General Corporation Law to effect certain matters.


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